Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: August 3, 2021

VOLTA CHARGING ANNOUNCES INTENT TO EXPAND IN EUROPE

SAN FRANCISCO, CA, August 3, 2021 – Volta Industries, Inc. (“Volta Charging”), an industry leader in commerce-centric electric vehicle (“EV”) charging networks, which has entered into a definitive agreement for a business combination with Tortoise Acquisition Corp. II (NYSE: SNPR), announced today that it intends to expand operations into the European Union with the opening of an office in Germany.

Founded on the premise that the electrification of mobility is likely to be a transformational shift, Volta Charging builds and operates a nationwide EV charging network that is among the best utilization per station in the EV charging industry for the United States. Centered around capturing new spending habits expected to result from the shift to electric vehicles, Volta Charging seeks to transform the fueling industry by building open-network charging stations in locations where drivers already spend their time and money, including grocery stores, pharmacies and other retail locations.

Volta Charging’s unique charging stations – which feature large, eye-catching digital displays – provide an optimal content viewing experience for both the drivers who plug their vehicles into the stations and the customers who shop at nearby retailers. Volta Charging’s media-enabled charging stations offer brands a dynamic content experience platform, including activation and engagement opportunities. Brands running campaigns on Volta Charging’s stations report experiencing positive results in brand awareness and increased purchase intent.

“Our goal is to offer the same convenient, reliable and open infrastructure for European drivers as we do here in the United States,” said Scott Mercer, Founder and CEO of Volta Charging. “We think the time is right to introduce our model in the EU - enabling us to develop a forward-thinking charging network across Europe that is uniquely commerce aligned. American business partners who have already chosen to install Volta Charging stations on site report increases in spend, dwell time and engagement on site.”

About Volta Charging

Volta Charging is an industry leader in commerce-centric EV charging networks. Volta Charging’s vision is to build EV charging networks that capitalize on and catalyze the shift from combustion-powered miles to electric miles by placing stations where consumers live, work, shop and play. By leveraging a data-driven understanding of driver behavior to deliver EV charging solutions that fit seamlessly into drivers’ daily routines, Volta Charging’s goal is to benefit consumers, brands and real-estate locations while helping to build the infrastructure of the future. As part of Volta Charging’s unique EV charging offering, its stations allow it to enhance its site hosts’ and strategic partners’ core commercial interests, creating a new means for them to benefit from the transformative shift to electric mobility. To learn more, visit www.voltacharging.com.

In February 2021, Volta Charging and Tortoise Acquisition Corp. II (NYSE: SNPR) (“TortoiseCorp II”), a publicly traded special purpose acquisition company with a strategic focus on energy sustainability and decarbonizing transportation, announced they entered into a business combination agreement. TortoiseCorp II has announced an extraordinary general meeting of shareholders to approve the business combination which will be held on Wednesday, August 25, 2021 at 11:00 AM Eastern time. The extraordinary general meeting will be held in person at the offices of Vinson & Elkins L.L.P., located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually via live webcast. Holders of TortoiseCorp II’s Class A ordinary shares and Class B ordinary shares at the close of business on the record date of July 15, 2021 are entitled to notice of the extraordinary general meeting and to vote at the extraordinary general meeting. Upon the closing of the transaction, which remains subject to customary closing conditions, the combined entity will be named Volta Inc. and remain on the New York Stock Exchange under the new ticker symbol “VLTA”.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding TortoiseCorp II’s proposed acquisition of Volta Charging and TortoiseCorp II’s ability to consummate the transaction are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TortoiseCorp II disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. TortoiseCorp II cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TortoiseCorp II. In addition, TortoiseCorp II cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TortoiseCorp II or Volta Charging; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of TortoiseCorp II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts TortoiseCorp II’s or Volta Charging’s current plans and operations; (v) Volta Charging’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta Charging to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta Charging may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and financial results of TortoiseCorp II and Volta Charging can be found in TortoiseCorp II’s periodic filings with the SEC, including TortoiseCorp II’s Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 6, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 19, 2021, as well as TortoiseCorp II’s definitive proxy statement/prospectus filed with the SEC on August 2, 2021. TortoiseCorp II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Important Information for Investors and Shareholders

In connection with the pending business combination, TortoiseCorp II filed the registration statement on Form S-4 (the “Registration Statement”), which includes the proxy statement/prospectus. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus is being mailed to TortoiseCorp II’s shareholders. The definitive proxy statement/prospectus is also available on the Investor Information section of TortoiseCorp II’s website at www.tortoisespac.com, as well as www.sec.gov. TortoiseCorp II shareholders are encouraged to read the definitive proxy statement/prospectus, including, among other things, the reasons for TortoiseCorp II’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the pending business combination with Volta Charging.

Participants in the Solicitation

TortoiseCorp II and its directors and officers may be deemed participants in the solicitation of proxies of TortoiseCorp II’s shareholders in connection with the pending business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TortoiseCorp II’s executive officers and directors in the solicitation by reading TortoiseCorp II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the pending business combination when they become available. Information concerning the interests of TortoiseCorp II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the definitive proxy statement/prospectus.

Contact:

Goodman Media International, Inc.

VoltaPR@goodmanmedia.com

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